October 21, 2024

Patricia Madaris
Chief Financial Officer
Liberty Star Uranium & Metals Corp.
2 E Congress St. Ste 900
Tucson, AZ 85701

        Re: Liberty Star Uranium & Metals Corp.
            Registration Statement on Form S-1
            Filed October 11, 2024
            File No. 333-282598
Dear Patricia Madaris:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Gary S. Joiner, Esq.